SilverCrest and Goldsource Appoint
Director of Communications

TSX-V: SVL, TSX-V: GXS	For Immediate Release

VANCOUVER, B.C. May 5, 2010 – SilverCrest Mines Inc. (TSX-V: SVL) and Goldsource Mines Inc. (TSX-V: GXS) are pleased to announce the joint appointment of Jada Soomer to the newly created role as Director of Communications. Ms. Soomer is based out of the Vancouver head office, and will report to J. Scott Drever, President of SilverCrest and Goldsource.

Ms. Soomer has more than 14 years of corporate communications, media and public relations experience, both in-house and as a consultant. She will be responsible for leading the day-to-day strategic communications and media relations efforts for SilverCrest and Goldsource, in addition to providing support for ongoing investor relations. Most recently, Ms. Soomer served as Manager, Corporate Communications for Genco Resources Ltd. from 2008 to 2010, where she oversaw a re-branding campaign that led initiatives to increase investor, social media and consumer market awareness of the company and its projects. She holds a BA in Psychology from the University of British Columbia and certification in Public Relations from Langara College. Ms. Soomer is a previous member of the Canadian Public Relations Society.

J. Scott Drever, President, stated, “SilverCrest is nearing production at its gold and silver mine in Mexico, and Goldsource has reached an advanced stage of exploration of its coal project in Saskatchewan. As we move ahead with the exploration and development of these resource projects, we feel that it is an opportune time to accelerate the communication of our strategies and progress to the investment community, our shareholders and the media. We believe that Jada has the expertise and industry relationships necessary to help raise the SilverCrest and Goldsource corporate profiles among these audiences."

Ms. Soomer has been granted incentive stock options to purchase 75,000 common shares of SilverCrest and 25,000 common shares of Goldsource. The SilverCrest options are exercisable at $0.97 per share, and Goldsource options are exercisable at $1.37 per share, which were the respective market closing prices on May 4, 2010, the day preceding the grants. All options have a five-year term and are subject to vesting in accordance with applicable company policies.

SilverCrest Mines Inc. is a “Precious Metals Focused” exploration and development company with a portfolio of gold and silver deposits and high grade exploration properties located in Mexico and El Salvador. This property portfolio, which includes reported, probable reserves as well as indicated and inferred gold and silver resources and substantial exploration potential, provides an important base from which SilverCrest can develop its corporate objective of becoming a significant precious metals asset based company. The Company’s immediate initiative is to acquire and develop substantial mineral resources and ultimately to operate multiple low cost, high grade precious metals mines.

Goldsource Mines Inc. is a Canadian resource company engaged in the exploration and development of Canada’s newest coal field in the province of Saskatchewan. The Company has aggressively drilled only a portion of this new thermal coal field and has discovered 17 coal deposits of varying size with coal zone thicknesses up to 126 meters within the permit area of the Border Coal Project. Headquartered in Vancouver, BC, the Company is well financed and is managed by experienced mining and business professionals.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of coal permits and mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in commodity product prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1760
“J. Scott Drever”	Fax:	(604) 694-1761
J. Scott Drever, President	Toll Free:	1-866-691-1760 (Canada & USA)
SILVERCREST MINES INC.	Email:	info@silvercrestmines.com
GOLDSOURCE MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.